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              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of Advanced Polymer Systems, Inc. and the Trustees and Participants in the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan;

We consent to incorporation by reference in the Registration Statement (No. 33-29084) on Form S-8 of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan of our report dated March 12, 1999 relating to the statements of financial condition of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan as of December 31, 1998 and 1997 and the related statements of income and changes in Plan equity for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998 annual report on Form 11-K of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan.



                                                 /s/KPMG LLP


San Francisco, California
June 11, 1999